Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on August 23, 2026. CONTROL # VOTE BY MAIL * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person. Please attend the Extraordinary General Meeting of Shareholders to be held on August 25, 2026, at 10:00 a.m., Beijing Time (August 24, 2026, at 10:00 p.m. Eastern Time), at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Of Shareholders - Shengfeng Development Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. FOR AGAINST ABSTAIN Proposal One - Share Consolidation It is resolved, as an ordinary resolution with effect from September 4, 2026 or such later date as the Share Consolidation (as defined below) is accepted by The Nasdaq Capital Market LLC, that: (a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating: (i) every 15 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0015 each; and (ii) every 15 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0015 each, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”); (b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 400,000,000 Class A Ordinary Shares of US$0.0001 each and 100,000,000 Class B Ordinary Shares of US$0.0001 each to US$50,000 divided into 26,666,666.6666667 Class A Ordinary Shares of US$0.0015 each and 6,666,666.66666667 Class B Ordinary Shares of US$0.0015 each; and (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share. Proposal Two - Adoption of Amended and Restated Memorandum of Association It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association (the “Amended and Restated Memorandum of Association”), in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated [*], in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation and update the reference to the Company’s registered office in the Cayman Islands. Proposal Three - Adoption of Amended and Restated Articles of Association It is resolved, as a special resolution, that with immediate effect, the Company adopt amended and restated articles of association (the “Amended and Restated Articles of Association”), in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated [*], in substitution for, and to the exclusion of, the Company’s existing articles of association. Proposal Four - Adjournment It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”). Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

SHENGFENG DEVELOPMENT LIMITED Extraordinary General Meeting Of Shareholders August 25, 2026, at 10:00 a.m., Beijing Time (August 24, 2026, at 10:00 p.m. Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of SHENGFENG DEVELOPMENT LIMITED, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of the Extraordinary General Meeting (the “Meeting”) and the Proxy Statement, each dated [], and hereby appoints (insert name of proxyholder) of (insert address of proxyholder) and, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on August 25, 2026, at 10:00 a.m., Beijing Time (August 24, 2026, at 10:00 p.m. Eastern Time), at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China , or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy if no specification is made and/or upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted in the discretion of the appointed proxy. If the chairman of the Meeting is appointed, this proxy will be voted “FOR” Proposals No. 1–4 and in the discretion of the chairman with respect to such other business as may properly come before the meeting. Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Shengfeng Development Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: (Continued and to be signed on Reverse Side)